EXHIBIT 99.1

Neptune Announces Fourth Quarter and Fiscal Year Results

Reports Fourth Quarter Nutraceutical Net Profit and Margin Improvement

LAVAL, Quebec, May 21, 2014 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB), announces its consolidated financial results for the fourth quarter and fiscal year ended February 28, 2014.

"We are at the verge of a new beginning for Neptune, with our Sherbrooke plant expected to open in early June," highlighted Andre Godin, CFO of Neptune. "We have a high-tech facility and strong management expertise – which will improve service, encourage innovation and heighten performance – all for the greater good of our employees, customers, and shareholders. On top of this, we have successfully resolved all outstanding litigation issues related to the U.S. International Trade Commission's (ITC) investigation into infringement of Neptune's composition of matter patents. We will now focus on strong execution as we reaffirm our role as a premier krill oil manufacturer in the fast growing omega-3 nutraceutical market."

Financial Results: Fourth Quarter Ended February 28, 2014

Nutraceutical Business Results

  Nutraceutical revenues were $3,465,000 for the three-month period ended February 28, 2014, compared to $4,580,000 for the three-month period ended February 28, 2013
  Gross profit as a percent of revenue was 20% for the current quarter, versus 5% for the corresponding prior year quarter
  Adjusted EBITDA was negative ($1,456,000) for the current quarter, versus negative ($3,215,000) in the prior year
  Net profit was $1,308,000 for the current quarter, compared to net profit of $854,000 in the prior year.

Consolidated Results

  Consolidated revenues totalled $3,665,000 for the three-month period ended February 28, 2014, down from $4,588,000 for the quarter ended February 28, 2013
  Adjusted EBITDA was negative ($2,711,000) for the current quarter, versus negative ($4,644,000) in the prior year
  Net loss was ($1,327,000) for the current quarter, versus a net loss of ($1,147,000) in the prior year.

Neptune's gross profit margin as a percentage of revenues stood at 20% for the quarter ended February 28, 2014, up from 5% in the corresponding prior year quarter and 13% for the fiscal year ended February 28, 2014. The increase is primarily due to product cost reductions following Neptune's krill oil manufacturing and supply agreement with Rimfrost.

The year-over-year improvement in adjusted EBITDA on both a nutraceutical and consolidated basis is largely due to other income of $5.5 million recorded for royalty settlements with certain third parties up until the end of the fiscal year ending February 28, 2014, to resolve cases related to infringement of the Corporation's intellectual property, partially offset by an increase in legal fees and a bad debt expense related to one significant customer. On a Consolidated basis, Neptune's subsidiaries recorded negative EBITDA of $1.3 million for the quarter ending February 28, 2014, versus negative $1.4 million in the prior year.

The year-over-year increase in the quarterly net profit for the nutraceutical business was largely driven by other income relating to royalty settlements. On a consolidated basis, the Corporation had a net loss in both years due to Neptune's subsidiaries, which collectively recorded net losses of $2.6 million for the quarter ending February 28, 2014 and $2.0 million in the prior year.

Financial Results: Fiscal Year ended February 28, 2014

Nutraceutical Business Results

  Nutraceutical revenues totalled $18,995,000, for the fiscal year ended February 28, 2014, compared to $25,263,000 for the corresponding year ended February 28, 2013
  Adjusted EBITDA was negative ($12,858,000) for the fiscal year, versus negative ($1,066,000) in the prior year
  Net loss totalled ($10,737,000) for the fiscal year, compared to a net loss of ($12,779,000) in the prior year.

Consolidated Results

  Consolidated revenues were $19,496,000 for the fiscal year ended February 28, 2014, versus $25,946,000 for the year ended February 28, 2013
  Adjusted EBITDA was negative ($19,111,000) for the fiscal year, compared to negative ($5,946,000) in the prior year
  Net loss was ($22,237,000) for the current year, versus a net loss of ($19,962,000) in the prior year.

The year-over-year decline in adjusted EBITDA, on both a nutraceutical and consolidated basis, is largely explained by lower gross margins resulting from the plant incident, higher legal fees due to intense negotiations with third parties to successfully settle intellectual property cases and a bad debt expense related to one significant customer. This was partially offset by other income of $5.5 million recorded for royalty settlements as a result of negotiations with third parties to resolve infringement of Neptune's intellectual property.

Consolidated adjusted EBITDA for the year ending February 28, 2014 also includes negative $6.3 million for Neptune's subsidiaries who are actively engaged in clinical studies and research and development. This compares to negative $4.9 million in the prior year for the subsidiaries.

The lower year-over-year net loss for the nutraceutical business is largely due to higher royalty settlements and an increase in insurance recoveries associated with the plant incident. As well, in the prior year ended February 28, 2013 the Corporation recorded higher write-offs of $8.7 million relating to the plant incident. This year-over-year improvement was partially offset by lower gross margins, higher stock-based compensation expenses and an increase in legal fees for the year ended February 28, 2014.

On a consolidated basis, the Corporation recorded a higher year-over-year net loss due to Neptune's subsidiaries, which collectively recorded net losses of $11.5 million for the year ending February 28, 2014 and $7.2 million in the prior year.

Status of Sherbrooke Plant Opening

The Corporation continues to target an early June opening for its Sherbrooke, Quebec plant. As indicated in Neptune's May 8, 2014 press release, the Commission de la santé et de la sécurité du travail ("CSST"), the Québec commission overseeing health and safety in the workplace, identified items in an inspection that are readily addressable and the facility is expected to open once the requirements are met. The municipal fire department has approved the plant's emergency evacuation plan and no further approvals are required from them. As well, the Minister of Environment is expected to issue its permit upon notification that the CSST has confirmed the plant conforms to all safety regulations.

CSST Investigative Report on Sherbrooke Accident

On May 8, 2014, Neptune announced that the CSST released its investigative report on the accident that took place November 8, 2012 at the Sherbrooke production plant. The report highlighted that the exact cause of the accident could not be identified. In addition, it did not make any mention of additional fines or penalties against Neptune beyond the statement of offense notice seeking payment of a fine of approximately $64,000, previously received and disclosed by Neptune in the Fall of 2013. Neptune has worked in close collaboration with the CSST during the reconstruction of the Sherbrooke plant, and continues to do so, in order to make operations at the new plant as safe as possible.

Insurance Coverage

Neptune has insurance in place covering, among other things, property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions. Since the plant incident in November 2012, Neptune has received insurance recoveries totalling $17.5 million to date, including $5.6 million recorded during the fourth quarter ended February 28, 2014.

Annual and Special Meeting of Shareholders

Neptune will be holding an Annual and Special Meeting of Shareholders at 10:00 a.m. (local time) on Thursday, June 19, 2014 at the Hilton Montreal / Laval, 2225 Autoroute des Laurentides, Laval, Quebec.

Plant Incident

On November 8, 2012, an explosion destroyed the Corporation's sole production plant (the "incident") located in Sherbrooke, Quebec, Canada. While operations are being re-established, revenues to date have been generated from the sale of krill oil acquired by the Corporation through short term temporary arrangements and through a non-exclusive manufacturing and supply agreement secured with Rimfrost USA, LLC in October 2013. These arrangements, along with margin concessions, have allowed Neptune to maintain a large portion of its pre-incident revenues. Neptune expects to reopen its Sherbrooke plant in early June 2014.

Conference Call Details

Neptune will be holding a conference call on Thursday, May 22 at 9:00 AM (ET) to present its results for the fourth quarter and fiscal year ended February 28, 2014.

Date:	Thursday, May 22, 2014
Time:	9:00 AM Eastern Time
Conference ID:	45304568
Call:	1‐877-380-5664 (within Canada & the U.S.)
1-631-813-4882 (Outside Canada and the U.S.)
(Please dial in 15 minutes before the call begins)
Webcast:	A live audio webcast can be accessed at: neptunebiotech.com/en-CA/events-and-presentations

An archived recording of the conference call will also be available on Neptune's website shortly after the call.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Neptune holds approximately 49% of the participating and voting rights of Acasti Pharma Inc. ("Acasti") and 95% of the voting rights of NeuroBioPharm Inc. ("NeuroBio"). Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBioPharm respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Statements" section contained in Neptune's latest prospectus supplement, available on SEDAR at www.sedar.com (the "Prospectus Supplement"). All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the Prospectus Supplement under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Neptune Contacts:
         Andre Godin
         Chief Financial Officer
         +1.450.687.2262
         a.godin@neptunebiotech.com
         neptunebiotech.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com